First Amendment

To Automatic YRT Reinsurance Agreement

("First Amendment")

Between RiverSource Life Insurance Company

(Hereinafter the "Ceding Company")

And

[*]

(Hereinafter the "Reinsurer")

[*]

Reference is made to the Automatic YRT Reinsurance Agreement, dated effective [*], and identified as Treaty Number [*] (herein the "Agreement"), by and between RiverSource Life Insurance Company ("Ceding Company") and [*] ("Reinsurer"). The undersigned parties hereby agree that the Agreement shall be and is hereby amended as follows:

1.[*]

2.The following language is added to Article 1.3 – Compliance:

"This Agreement applies only to the issuance of policies by the Ceding Company in a U.S. jurisdiction in which it is properly licensed and where such issuance is in accordance with the applicable regulatory requirements. The parties represent that, to the best of their knowledge, they are using and shall continue to use commercially reasonable efforts to be in compliance with all state and federal laws, regulations, judicial and administrative orders applicable to the policies reinsured under this Agreement, including but not limited to the sanction laws administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), as such laws may be amended from time to time (collectively the "Laws"). Neither party shall be required to take action under this Agreement that would violate such Laws including, but not limited to, making any payments in violation of the Laws."

3.Item (d) in Article 2.1 -- Conditions Precedent to Automatic Reinsurance is deleted and replaced with "(d) the Jumbo Limit, as described in Exhibit B - Plans Covered and Binding Limits, has not been exceeded, and".

4.The following language is removed from the penultimate paragraph of Article 3 – Facultative

Reinsurance: "notwithstanding any notations on the offer that say "no benefits", "benefits excluded", or words of similar import".

5.The phrase "Specified Amount" in the first paragraph of Article 5 – Reinsured Risk Amount is deleted and replaced with "Specified Amount, as defined in the policy,".

6.The phrase "company's standard practices" in Article 9.2 – Claim Settlement Process is changed to "Ceding Company's Claim Procedures, as defined below,"

7.The following sentence is added after the first sentence of the second paragraph of Article 9.4 -- Amount and Payment of Reinsurance Benefits: "If in the event that consistent with Article 5, benefits are payable for a death after policy termination, and the Ceding Company is unable to obtain a death certificate, other proof of death, such as a Social Security record, is acceptable."

8.The following language is added after the phrase "the Reinsurer had opted to participate in such denial or contest as long as the Ceding Company complied with the provisions of Article 9.5" in the second paragraph of Article 9.9 – Extra Contractual Obligations: "as long as the Ceding Company complied with the provisions of Article 9.5".

9.[*]

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Agreement. Except as expressly amended above, all other terms of the Agreement, together with all exhibits and attachments thereto, remain in full force and effect. This First Amendment is effective [*] upon execution by both of the undersigned parties. This First Amendment is made in duplicate and executed below by authorized officers of both parties.

RiverSource Life Insurance Company	[*]

[*]

Exhibit B (Revised [*])

PLANS COVERED AND BINDING LIMITS

[*]

Exhibit D (Revised [*])

REINSURANCE PREMIUMS

[*]